FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2005
                                 2 February 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.

                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1  Excerpt from the announcement made by British Sky Broadcasting
              Group plc of its financial results for the period ended
              31 December 2004

British Sky Broadcasting Group plc

Consolidated Profit and Loss Account for the half year ended 31 December 2004

-----------------------------------------------------------------------------------------------------------------------------------
                                                         Before                              Before
                                                       goodwill    Goodwill     2004/05    goodwill    Goodwill    2003/04  2003/04
                                                            and         and        Half         and         and       Half     Full
                                                    exceptional exceptional        year exceptional exceptional       year    year
                                                          items       items       Total       items       items      Total   Total
                                                           GBPm        GBPm        GBPm        GBPm        GBPm       GBPm    GBPm
                                              Notes (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)(unaudited)(audited)
-----------------------------------------------------------------------------------------------------------------------------------

Turnover: Group and share of joint
ventures' turnover                                        1,983          -        1,983       1,809           -      1,809   3,738
Less: share of joint ventures' turnover                    (38)          -         (38)        (43)           -       (43)    (82)
Group turnover                                 2          1,945          -        1,945       1,766           -      1,766   3,656
------------------------------------------------------------------------------------------------------------------------------------

Operating expenses, net                        3        (1,591)       (57)      (1,648)     (1,483)        (58)    (1,541) (3,175)
------------------------------------------------------------------------------------------------------------------------------------

Operating profit                                            354       (57)          297         283        (58)        225     481
------------------------------------------------------------------------------------------------------------------------------------

Share of joint ventures' and associates'
operating results                                             8         -             8         (5)           -        (5)       5
Loss on disposal of investments in joint
ventures                                      4,9             -      (23)          (23)           -           -          -       -
Profit on disposal of fixed asset
investments                                   4,9             -         -             -           -           2          2      51
Amounts written back to fixed asset
investments, net                              4,9             -         -             -           -          24         24      24
Profit on ordinary activities before
interest and taxation                                        362      (80)          282         278        (32)        246     561
------------------------------------------------------------------------------------------------------------------------------------

Interest receivable and similar income                       15         -            15           3           -          3      10
Interest payable and similar charges                       (47)         -          (47)        (45)           -       (45)    (91)
Profit on ordinary activities before
taxation                                                    330      (80)           250         236        (32)        204     480
------------------------------------------------------------------------------------------------------------------------------------

Tax on profit on ordinary activities           5           (96)         -          (96)        (74)            -       (74)   (158)
Profit on ordinary activities after taxation                234      (80)           154         162         (32)        130     322
------------------------------------------------------------------------------------------------------------------------------------

Equity dividends                               6                                   (77)                                (53)   (116)
Retained profit for the period                10                                     77                                  77     206
------------------------------------------------------------------------------------------------------------------------------------

Earnings per share - basic                     7                                   8.0p                                6.7p   16.6p
Earnings per share - diluted                   7                                   7.9p                                6.7p   16.6p
------------------------------------------------------------------------------------------------------------------------------------


All results relate to continuing operations.
There were no recognised gains or losses in either period other than those included within the profit and loss account.
The accompanying notes are an integral part of this consolidated profit and loss account.



Consolidated Profit and Loss Account for the three months ended 31 December 2004

------------------------------------------------------------------------------------------------------------------------------
                                                         Before              Three months      Before                    Three
                                                       goodwill    Goodwill      ended 31    goodwill   Goodwill        months
                                                            and         and      December         and        and      ended 31
                                                    exceptional exceptional          2004 exceptionalexceptional December 2003
                                                          items       items         Total       items      items         Total
                                                           GBPm        GBPm          GBPm        GBPm       GBPm          GBPm
                                                    (unaudited) (unaudited)   (unaudited) (unaudited)(unaudited)   (unaudited)
------------------------------------------------------------------------------------------------------------------------------

Turnover: Group and share of joint ventures'
turnover                                                  1,024           -         1,024         938          -           938
Less: share of joint ventures' turnover                    (19)           -          (19)        (22)          -          (22)
Group turnover                                            1,005           -         1,005         916          -           916
------------------------------------------------------------------------------------------------------------------------------

Operating expenses, net                                   (841)        (28)         (869)       (784)       (29)         (813)
------------------------------------------------------------------------------------------------------------------------------

Operating profit                                            164        (28)           136         132       (29)           103
------------------------------------------------------------------------------------------------------------------------------

Share of joint ventures' and associates'
operating results                                             7           -             7         (8)          -           (8)
Loss on disposal of investments in joint ventures             -        (23)          (23)           -          -             -
Profit on disposal of fixed asset investments                 -           -             -           -          2             2
Amounts written off fixed asset investments                   -           -             -           -        (1)           (1)
Profit on ordinary activities before interest
and taxation                                                 171       (51)           120         124       (28)            96
------------------------------------------------------------------------------------------------------------------------------

Interest receivable and similar income                        8           -             8           2          -             2
Interest payable and similar charges                       (25)           -          (25)        (21)          -          (21)
Profit on ordinary activities before taxation               154        (51)           103         105       (28)            77
------------------------------------------------------------------------------------------------------------------------------

Tax on profit on ordinary activities                       (42)           -          (42)        (37)          -          (37)
Profit on ordinary activities after taxation                112        (51)            61          68       (28)            40
------------------------------------------------------------------------------------------------------------------------------

Equity dividends                                                                     (77)                                 (53)
Retained loss for the period                                                         (16)                                 (13)
------------------------------------------------------------------------------------------------------------------------------

Earnings per share - basic                                                           3.1p                                 2.1p
Earnings per share - diluted                                                         3.1p                                 2.1p
------------------------------------------------------------------------------------------------------------------------------



Consolidated Balance Sheet at 31 December 2004

-----------------------------------------------------------------------------------------------------------------------------
                                                                                   31 December    31 December        30 June
                                                                                          2004           2003           2004
                                                                                          GBPm           GBPm           GBPm
                                                                       Notes       (unaudited)    (unaudited)      (audited)
-----------------------------------------------------------------------------------------------------------------------------

Fixed assets
Intangible assets                                                       8                  360            478            417
Tangible assets                                                                            451            346            376
Investments                                                             9                   27             37             35
                                                                                           838            861            828
----------------------------------------------------------------------------------------------------------------------------

Current assets
Stocks                                                                                     627            662            375
Debtors: Amounts falling due within one year
         - deferred tax assets                                                              45             50             49
         - other                                                                           339            393            321
                                                                                           384            443            370
----------------------------------------------------------------------------------------------------------------------------
Debtors: Amounts falling due after more than one year
         - deferred tax assets                                                              76            128            102
         - other                                                                            36             61             42
                                                                                           112            189            144
----------------------------------------------------------------------------------------------------------------------------

Cash and liquid resources
         - current asset investments                                                         -              -            173
         - cash at bank and in hand                                                        707            318            474
                                                                                           707            318            647
----------------------------------------------------------------------------------------------------------------------------

                                                                                         1,830          1,612          1,536
----------------------------------------------------------------------------------------------------------------------------

Creditors: Amounts falling due within one year
           - other creditors                                                           (1,481)        (1,399)        (1,170)
----------------------------------------------------------------------------------------------------------------------------

Net current assets                                                                         349            213            366
----------------------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                                                    1,187          1,074          1,194
----------------------------------------------------------------------------------------------------------------------------

Creditors: Amounts falling due after more than one year
           - long-term borrowings                                                      (1,076)        (1,077)        (1,076)
           - other creditors                                                              (27)           (24)           (28)
                                                                                       (1,103)        (1,101)        (1,104)
----------------------------------------------------------------------------------------------------------------------------

Provisions for liabilities and charges                                                     (1)              -              -
                                                                                            83           (27)             90
----------------------------------------------------------------------------------------------------------------------------

Capital and reserves - equity
Called-up share capital                                                10                  960            970            971
Share premium                                                          10                1,437          1,428          1,437
ESOP reserve                                                           10                 (23)            (9)           (30)
Merger reserve                                                         10                  186            262            222
Special reserve                                                        10                   14             14             14
Capital redemption reserve                                             10                   11              -              -
Profit and loss account                                                10              (2,502)        (2,692)        (2,524)
Shareholders' funds (deficit)                                          10                   83           (27)             90
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this consolidated balance sheet.



Consolidated Cash Flow Statement for the half year ended 31 December 2004

-----------------------------------------------------------------------------------------------------------------------------
                                                                                           2004/05      2003/04       2003/04
                                                                                         Half year    Half year     Full year
                                                                                              GBPm         GBPm          GBPm
                                                                           Notes       (unaudited)  (unaudited)     (audited)
-----------------------------------------------------------------------------------------------------------------------------

Net cash inflow from operating activities                                  11a                407          401           882

Dividends received from joint ventures                                                          7            3             4
-----------------------------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
Interest received and similar income                                                           17            3             7
Interest paid and similar charges                                                            (49)         (51)          (89)
Net cash outflow from returns on investments and servicing of finance                        (32)         (48)          (82)
-----------------------------------------------------------------------------------------------------------------------------

Taxation
UK corporation tax paid                                                                      (25)         (21)          (55)
Consortium relief paid                                                                        (3)          (3)           (3)
Net cash outflow from taxation                                                               (28)         (24)          (58)
-----------------------------------------------------------------------------------------------------------------------------

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                                   (123)         (65)         (132)
Receipts from sales of fixed asset investments                                                  -           68           116
Net cash (outflow) inflow from capital expenditure and financial
investment                                                                                  (123)            3          (16)
-----------------------------------------------------------------------------------------------------------------------------

Acquisitions and disposals
Funding to joint ventures and associates                                                      (4)          (2)           (5)
Repayments of funding from joint ventures and associates                                        6            3             6
Receipts from sale of investments in joint ventures                                            14            -             -
Net cash inflow from acquisitions and disposals                                                16            1             1
-----------------------------------------------------------------------------------------------------------------------------

Equity dividends paid                                                                        (63)            -          (53)
-----------------------------------------------------------------------------------------------------------------------------

Net cash inflow before management of liquid resources and financing                           184          336           678
-----------------------------------------------------------------------------------------------------------------------------

Management of liquid resources                                                                 79        (175)         (511)
-----------------------------------------------------------------------------------------------------------------------------

Financing
Proceeds from issue of Ordinary Shares                                                          2           10            20
Purchase of own shares for Employee Share Ownership Plan                                        -            -          (22)
Share buy-back                                                                              (128)            -             -
Capital element of finance lease payments                                                       -            -           (1)
Net decrease in debt due after more than one year                          11b                  -         (75)          (75)
Net cash outflow from financing                                                             (126)         (65)          (78)
-----------------------------------------------------------------------------------------------------------------------------

Increase in cash                                                           11b                137           96            89
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this consolidated cash flow statement.



Notes to Financial Statements

1   Basis of preparation
The interim accounts for the half year ended 31 December 2004 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the year ended 30 June 2004, which were approved by the Directors on 3 August 2004. The interim accounts for the six months ended 31 December 2004 do not constitute statutory accounts and are unaudited, but have been formally reviewed by Deloitte & Touche LLP. Their report is not modified in any respect. The interim accounts were approved by the Board on 1 February 2005.

The financial information for the 2003/04 full year is extracted from the financial statements for that year which have been filed with the Registrar of Companies. The auditors' report on those financial statements was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

The Consolidated Profit and Loss Account presentation includes the Group's results before goodwill and exceptional items in addition to results after goodwill and exceptional items as this presentation provides an alternative basis that may be used to assess the ongoing operating performance of the Group.


2    Turnover

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                 2004/05     2003/04    2003/04
                                                                                               Half year   Half year  Full year
                                                                                                    GBPm        GBPm       GBPm
                                                                                             (unaudited) (unaudited)  (audited)
-------------------------------------------------------------------------------------------------------------------------------

DTH subscribers                                                                                   1,426       1,285      2,660
Cable subscribers                                                                                   109         103        215
Advertising                                                                                         159         147        312
Sky Bet (i)                                                                                         118          91        191
Sky Active (i)                                                                                       46          56        116
Other                                                                                                87          84        162
                                                                                                  1,945       1,766      3,656
-------------------------------------------------------------------------------------------------------------------------------

(i) Additional detail has been provided with regard to the analysis of interactive revenues between the Group's betting and games revenues - "Sky Bet" - and other interactive revenues - "Sky Active" - and the prior year comparatives have been restated accordingly.

3     Operating expenses, net

------------------------------------------------------------------------------------------------------------------------------

                                                                      2004/05                                2003/04   2003/04
                                                                    Half year        Before                Half year Full year
                                    Before goodwill       Goodwill      Total      goodwill      Goodwill      Total     Total
                                               GBPm           GBPm       GBPm          GBPm          GBPm       GBPm      GBPm
                                        (unaudited)    (unaudited)(unaudited)   (unaudited)   (unaudited)(unaudited) (audited)
-------------------------------------------------------------------------------------------------------------------------------

Programming (i)                                808              -        808           783             -        783      1,711
Transmission and related
functions (i)                                   87              -         87            77             -         77        146
Marketing                                      258              -        258           215             -        215        396
Subscriber management                          193              -        193           191             -        191        371
Administration (ii)                            139             57        196           131            58        189        376
Betting                                        106              -        106            86             -         86        175
                                             1,591             57      1,648         1,483            58      1,541      3,175
-------------------------------------------------------------------------------------------------------------------------------

(i) The amounts shown are net of GBP5 million (2003/04: half year GBP8 million; full year GBP11 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP14 million (2003/04: half year GBP13 million; full year GBP28 million) receivable in respect of the provision to third party broadcasters of spare transponder capacity.

(ii) Administration   costs  for  the  2003/04   full  year   include   goodwill
     amortisation of GBP119 million.


4     Exceptional items

------------------------------------------------------------------------------------------------------------------------------
                                                                                               2004/05      2003/04    2003/04
                                                                                             Half year    Half year  Full year
                                                                                                charge       credit     credit
                                                                                                  GBPm         GBPm       GBPm
                                                                                           (unaudited)  (unaudited)  (audited)
------------------------------------------------------------------------------------------------------------------------------

Loss on disposal of investments in joint ventures (i)                                             (23)            -          -
Profit on disposal of fixed asset investments (ii)                                                   -            2         51
Amounts written back to fixed asset investments, net (iii)                                           -           24         24
Total non-operating exceptional items                                                             (23)           26         75
-------------------------------------------------------------------------------------------------------------------------------


4     Exceptional items (continued)

2004/05

(i) Loss on disposal of investments in joint ventures

On 1 November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for GBP14 million in cash, realising a loss on disposal of GBP23 million. This included the write back of GBP32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of Financial Reporting Standard ("FRS") 10, "Goodwill and Intangible Assets". The loss on disposal is a non-operating exceptional item as defined by FRS 3 "Reporting Financial Performance" ("FRS 3") and is therefore recorded as an exceptional item below operating profit.


2003/04

(ii) Profit on sale of fixed asset investments

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.

On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.


(iii) Amounts written back to fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million. The reduction of GBP33 million in the provision is recorded as an exceptional item below operating profit as it relates directly to the disposal of the investment as detailed above. The increase in the remaining provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.


5    Tax on profit on ordinary activities

Analysis of charge in period:

--------------------------------------------------------------------------------------------------------------------------

                                                                                       2004/05      2003/04       2003/04
                                                                                     Half year    Half year     Full year
                                                                                        charge       charge        charge
                                                                                          GBPm         GBPm          GBPm
                                                                                   (unaudited)  (unaudited)     (audited)
-------------------------------------------------------------------------------------------------------------------------

Current tax

UK corporation tax                                                                          74           69           127

Adjustment in respect of prior years                                                       (8)          (8)           (8)

Total current tax charge                                                                    66           61           119
-------------------------------------------------------------------------------------------------------------------------



Deferred tax:

Origination and reversal of timing differences                                              29            8            34

Decrease in estimate of recoverable deferred tax asset in respect of prior years             1            5             5

Total deferred tax charge                                                                   30           13            39
-------------------------------------------------------------------------------------------------------------------------



                                                                                            96           74           158
-------------------------------------------------------------------------------------------------------------------------


At 31 December 2004, a deferred tax asset of GBP12 million (2003/04: half year GBP18 million; full year GBP13 million) principally arising from UK losses in the Group has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

A deferred tax asset of GBP64 million (2003/04: half year GBP64 million; full year GBP64 million) has not been recognised in respect of trading losses in the Group's German holding companies of KirchPayTV and a deferred tax asset of GBP6 million (2003/04: half year GBP6 million; full year GBP6 million) arising principally on other timing differences has not been recognised, on the basis that these timing differences are not more likely than not to reverse.

A deferred tax asset of GBP450 million (2003/04: half year GBP450 million; full year GBP450 million) has not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV on the basis that these timing differences are not more likely than not to reverse. The Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of GBP25 million (2003/04: half year GBP21 million; full year GBP21 million) which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be utilised and thus reverse.


6    Equity dividends


-------------------------------------------------------------------------------------------------------------------------
                                                                                       2004/05        2003/04     2003/04
                                                                                     Half year      Half year   Full year
                                                                                          GBPm           GBPm        GBPm
                                                                                   (unaudited)    (unaudited)   (audited)
-------------------------------------------------------------------------------------------------------------------------

Interim proposed dividend of 4.0p (2003/04 half year: 2.75p; 2003/04 full year              77             53          53
2.75p) per Ordinary Share
Final proposed dividend of nil (2003/04 half year: nil; 2003/04 full year:                   -              -          63
3.25p) per Ordinary Share
                                                                                            77             53         116
-------------------------------------------------------------------------------------------------------------------------

The Employee Share Ownership Plan ("ESOP") has waived its rights to dividends.


7    Earnings per share

Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period.

Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding during the period (see below).

The weighted average number of shares in the period was:

----------------------------------------------------------------------------------------------------------------------------
                                                                                       2004/05       2003/04        2003/04
                                                                                     Half year     Half year      Full year
                                                                                   Millions of   Millions of    Millions of
                                                                                        shares        shares         shares
                                                                                   (unaudited)   (unaudited)      (audited)
----------------------------------------------------------------------------------------------------------------------------

Ordinary Shares                                                                          1,939         1,938          1,940
ESOP trust shares                                                                          (4)           (2)            (2)
Basic shares                                                                             1,935         1,936          1,938
----------------------------------------------------------------------------------------------------------------------------

Dilutive Ordinary Shares from share options and other potential Ordinary                     2             6              8
Shares outstanding
Diluted shares                                                                           1,937         1,942          1,946
----------------------------------------------------------------------------------------------------------------------------


8    Intangible assets

The movement in the period was as follows:
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Goodwill
                                                                                                                       GBPm
                                                                                                                (unaudited)
---------------------------------------------------------------------------------------------------------------------------

Net book value at 1 July 2004                                                                                          417
Amortisation                                                                                                          (57)
Net book value at 31 December 2004                                                                                     360
---------------------------------------------------------------------------------------------------------------------------

Goodwill of GBP272 million, GBP542 million and GBP5 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BIB") and WAPTV Limited respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.


9    Fixed asset investments

-----------------------------------------------------------------------------------------------------------------------------
                                                                                     31 December   31 December        30 June
                                                                                            2004          2003           2004
                                                                                            GBPm          GBPm           GBPm
                                                                                     (unaudited)   (unaudited)      (audited)
-----------------------------------------------------------------------------------------------------------------------------

Investments in joint ventures and associates                                                  25            34             33
Other investments                                                                              2             3              2
Total investments                                                                             27            37             35
------------------------------------------------------------------------------------------------------------------------------

Investments in joint ventures

On 1 November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting ("GSB") for GBP14 million in cash, realising a loss on disposal of GBP23 million. This included the write back of GBP32 million of goodwill which had previously been written off to reserves. The carrying value of this investment prior to disposal was GBP4 million.

Other investments

On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million. The carrying value of this investment prior to disposal was nil.

In the six months to 31 December 2003, the Group increased its provision against its remaining minority equity investments in football clubs by GBP9 million.

On 7 October 2003, the Group announced that it had sold its entire holding in Manchester United plc for GBP62 million, recognising a profit on disposal of GBP2 million following the release of GBP33 million provision previously held against the investment, effective as at 30 September 2003.

In August 2003, the Group sold its 9.9% equity investment in Chelsea Village plc, reducing the cost by GBP25 million and the provision by GBP19 million.


10   Reconciliation of movement in shareholders' funds

-----------------------------------------------------------------------------------------------------------------------------
                                                                                           Capital       Profit Total equity
                            Share       Share         ESOP        Merger      Special   redemption     and loss shareholders'
                          capital     Premium      reserve       reserve      reserve      reserve      account        funds
                             GBPm        GBPm         GBPm          GBPm         GBPm         GBPm         GBPm         GBPm
                      (unaudited) (unaudited)  (unaudited)   (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)
-----------------------------------------------------------------------------------------------------------------------------

At 1 July 2004               971        1,437         (30)           222           14            -      (2,524)           90
ESOP shares utilised           -            -            7             -            -            -            5           12
Profit for the                                                                                   -
financial period               -            -            -             -            -                       154          154
Dividends                      -            -            -             -            -            -         (77)         (77)
Transfer from merger                                                                             -
reserve                        -            -            -          (36)            -                        36            -
Write back of                                                                                    -
goodwill                       -            -            -             -            -                        32           32
Share buy-back              (11)            -            -             -            -           11        (128)        (128)
At 31 December 2004          960        1,437         (23)           186           14           11      (2,502)           83
-----------------------------------------------------------------------------------------------------------------------------

Goodwill

In accordance with FRS 10, "Goodwill and Intangible assets", the Company has included the write off of GBP32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the Profit for the Financial Period (see note 4). The goodwill arose on the original purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the GBP32 million charge to the profit and loss reserve.

Share option schemes

At 31 December 2004, the Group's ESOP held 3,784,392 Ordinary Shares in the Company at an average value of GBP6.18 per share. The 963,123 shares utilised during the period relate to the exercise of Long Term Incentive Plan, Equity Bonus Plan, Key Contributor Plan and Executive Share Option Scheme awards.

Purchase of own shares

On 12 November 2004, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97,000,000 Ordinary Shares. During the financial period, the Company purchased, and subsequently cancelled, 23 million Ordinary Shares at an average price of 557 pence per share, with a nominal value of GBP11 million, for a consideration of GBP128 million. This represents 1% of called-up share capital at the beginning of the financial period under review.


11   Notes to consolidated cash flow statement

a)   Reconciliation of operating profit to operating cash flows

------------------------------------------------------------------------------------------------------------------------------
                                                                                         2004/05         2003/04      2003/04
                                                                                       Half year       Half year    Full year
                                                                                            GBPm            GBPm         GBPm
                                                                                     (unaudited)     (unaudited)    (audited)
------------------------------------------------------------------------------------------------------------------------------

Operating profit                                                                             297             225          481
Depreciation                                                                                  48              58          102
Amortisation of goodwill and other intangible fixed assets                                    57              58          119
Loss on disposal of tangible fixed assets                                                      -               1            1
Decrease in working capital                                                                    7              62          182
Decrease in provisions                                                                         -             (3)          (3)
Foreign exchange movement                                                                    (2)               -            -
Net cash inflow from operating activities                                                    407             401          882
------------------------------------------------------------------------------------------------------------------------------


b)   Analysis of changes in net debt

------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     As at 31
                                                                      As at 1 July                                   December
                                                                              2004     Cash flow        Exchange         2004
                                                                              GBPm          GBPm            GBPm         GBPm
                                                                         (audited)   (unaudited)     (unaudited)  (unaudited)
------------------------------------------------------------------------------------------------------------------------------

Overnight deposits                                                             73            144               -          217
Other cash                                                                     63            (7)               -           56
                                                                              136            137               -          273
------------------------------------------------------------------------------------------------------------------------------

Short-term deposits                                                           338             94               2          434
Commercial paper                                                              173          (173)               -            -
Cash and liquid resources                                                     647             58               2          707
------------------------------------------------------------------------------------------------------------------------------

Debt due after more than one year                                         (1,069)              -               -      (1,069)
Capital element of finance leases                                             (7)              -               -          (7)
Total debt                                                                (1,076)              -               -      (1,076)
------------------------------------------------------------------------------------------------------------------------------

Total net debt                                                              (429)             58               2        (369)
------------------------------------------------------------------------------------------------------------------------------


12   Regulatory update

European Commission investigation - Football Association Premier League Limited

The European Commission's investigation into the FAPL's joint selling of exclusive broadcast rights to football matches has not yet concluded: the Commission published a notice last year inviting third party comments on its intention to adopt a decision making commitments offered by the FAPL legally enforceable and to close its file. Among other things, these commitments address the next auction of rights by the FAPL for the 2007/08 and subsequent seasons. The outcome of this consultation has not yet been disclosed and the Commission has not yet adopted a decision.

The Commission confirmed last year in a "comfort letter" that, on the basis of the performance by Sky of certain commitments given by Sky to the Commission, it has fully and finally settled the Commission's other investigations in connection with Sky's bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between Sky and FAPL.

European Commission Investigation - Movie Contracts

The European Commission has announced in a press release (dated 26 October 2004) that it has settled and closed its investigations with a number of major US movie studios into the terms of which movies produced by them are supplied to distributors, including pay television operators, throughout the European Union. The investigations centred on the inclusion of "most favoured nations" (MFN) clauses in these studios' output agreements and the settlements centred on commitments offered by the studios to phase out all MFN clauses in their output agreements. The Commission stated in its press release that two studios had not, however, offered to phase out such clauses, in relation to which it appears that the Commission's case remains open. The Commission has not published any further statement or (final or provisional) decision indicating the actual terms on which it has closed its investigations.

European Commission Sector Inquiry - "New Media" Sports Rights

The European Commission has opened a sector inquiry regarding the conditions of provision of audio-visual content from sports events to internet and other "new media" companies such as 3G mobile operators. The European Commission has stated that the purpose of its investigation is to gain as clear and wide a view as possible of the availability of audio-visual sports rights in the European Union, so as to ascertain whether access by "new media" operators to such content is not unduly restricted. The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether the investigation will have a material effect on the Group.



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 2 February 2005                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary